RDE, INC.

5880 Live Oak Pkwy

Suite 100

Norcross, GA 30093

October 22, 2020

Via Edgar Correspondence

Daniel Morris, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: RDE, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed October 1, 2020

File No. 024-11310

Dear Mr. Morris:

We have received your correspondence dated October 20, 2020. We have addressed your comments by reproducing them below and providing our response immediately thereafter.

Amendment No. 1 to Form 1-A filed on October 1, 2020

Risk Factors, page 7

1. We note that your forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your offering circular to clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: We have amended our Amended and Restated Bylaws to (i) specifically state that the federal court for the District of Delaware will be the forum for claims under the Securities Act and Exchange Act and (ii) set forth in a new risk factor the Delaware Chancery Court forum selection provision and the new federal court provision for claims under the Securities Act and Exchange Act and the risks that those forum selection provisions present to the shareholders.

Although we hope to raise sufficient capital through this Offering to satisfy the listing requirements, page 26

2. We note your response to prior comment 4. However, your disclosure continues to suggest that you are or will become a “public company.” Please revise the second sentence of this risk factor to state unequivocably that you are not a public company. In addition, please remove the risk factor on page 14 entitled “We will incur increased costs as a result of being a public company” and your risk factors on pages 23-25 which continue to refer to your status as a public company and an emerging growth company, and to the applicability of Sarbanes-Oxley. Make corresponding revisions throughout your offering statement, as appropriate, to remove the implication that upon qualification the shares offered will be registered or you will be subject to public reporting requirements.

Response: We have amended the Offering to remove any discussion regarding RDE being a public company.

Operations, page 33

3. We note your response to prior comment 5. Please tell us whether the revenues generated by Commission Junction are material. In this regard we note that it receives 3% to 15% of the revenues you receive from its leads. If this amount is material, please quantify and disclose it.

Response: We have amended the Offering to include the revenue generated by Commission Junction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

4. We note your response to prior comment 2 and re-issue. Please revise your results of operations to discuss in greater detail the effect of the pandemic on your results of operations. In this regard, we note your disclosure on page 8 that an essential part of your success depends on restaurants remaining in business and customers wanting to dine-in. In addition, please disclose, as noted in your supplemental response, that your cards are not accepted for payment by third-party platforms that facilitate ordering and delivery of food on-demand. In this regard, your disclosure should note, if true, that you did not experience an increase in revenues associated with the increase in delivery orders on these platforms during the pandemic.

Response: We have amended the Offering to further describe how the pandemic has affected our operating results. We have disclosed that our certificates and cards are not accepted for payment by third party platforms that facilitate ordering and delivery of food and drinks on demand.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@culhanemeadows.com, (301) 910-2030. If you cannot reach him, please contact the undersigned at kthakker@restaurant.com.

Sincerely,

/s/ Ketan Thakker
Ketan Thakker

cc: Ernest M. Stern, Esq. (w/encls.)

Encls.